EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)	Six Months
	Ended	Year Ended December 31,
	June 30, 2007	2006	2005	2004	2003	2002

Income before Income Taxes	$9,309	$13,877	$9,557	$5,149	$1,505	$(2,684)

Fixed Charges:
Interest on Debt	520	1,089	741	22	-	-
Amortization of Debt Premium	-	-	-	-	-	-
Interest on Rentals	-	-	-	-	-	-
Total Fixed Charges	520	1,089	741	22	-	-

Total Earnings	$9,829	$14,966	$10,298	$5,171	$1,505	$(2,684)

Preferred Stock Dividends	$-	$-	$-	$-	$-	$-

Ratio of Earnings to Fixed Charges	18.90x	13.74x	13.90x	235.05x	NA	NA

Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends	18.90x	13.74x	13.90x	235.05x	NA	NA